September 25, 2008
Via Edgar
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Tween Brands, Inc. Form 10-K Filed March 28, 2008 Schedule 14A Filed April 11, 2008 File No. 1-14987
Dear Mr. Reynolds:
We are writing in response to oral comments (the “Comments”) received from your colleagues, Ms. Pamela Howell and Mr. Jay Williamson, on September 22, 2008, relating to the Company’s response letter dated September 15, 2008 to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 15, 2008, regarding Tween Brands, Inc.’s Schedule 14A Definitive Proxy Statement filed on April 11, 2008.
We note that Ms. Howell indicated that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to inform you that we will respond to the Comments on or before October 22, 2008.
Please feel free to contact me at (614) 775-3772.
Sincerely,
Gregory J. Henchel
Senior Vice President and
General Counsel